Wilson Sonsini Goodrich & Rosati Professional Corporation 1700 K Street NW Fifth Floor Washington, D.C. 20006-3817 o: 202.973.8800 f: 202.973.8899

March 16, 2021

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention:	Mark Brunhofer
Bonnie Baynes
Sonia Bednarowski
J. Nolan McWilliams

Re:	Exodus Movement, Inc.
Offering Statement on Form 1-A
Filed on February 26, 2021
File No. 024-11468

Ladies and Gentlemen:

On behalf of our client, Exodus Movement, Inc. (“Exodus” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 12, 2021, relating to the above referenced Offering Statement on Form 1-A (the “Offering Circular”). We are concurrently publicly filing via EDGAR an amended offering circular (the “Amended Offering Circular”).

In this letter, we have recited the comments from the staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Offering Circular), all page references herein correspond to the Amended Offering Circular.

We note that the Company intends submit a letter to the Commission requesting that its offering statement on Form 1-A, of which the Amended Offering Circular is a part, be declared qualified on March 29, 2021 at 8:00a.m. Eastern Daylight Time. We further note that none of the participants in this offering are registered broker-dealers and, consequently, a FINRA review of compensation arrangements is not required.

AUSTIN        BEIJING        BOSTON        BRUSSELS        HONG KONG        LONDON        LOS ANGELES        NEW YORK        PALO ALTO
SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC        WILMINGTON, DE

U.S. Securities and Exchange Commission
March 16, 2021

Offering Statement on Form 1-A

General

1.
You state that you expect Common Stock Tokens to be available within nine months of qualification of this offering statement. Please provide us with your legal analysis as to why the issuance of Common Stock Tokens does not represent the issuance of a security different from the uncertificated Class A common stock. In your response, please provide a detailed explanation of why a single class of securities may be held in different forms with different rights and privileges under applicable state law. In this regard, comparing the Tokens to stock certificates appears inappropriate given that stock certificates are the security, rather than a representation, and a security cannot be simultaneously held in both book-entry and certificated form. We also note your response to comment 6, in which you state "[t]he Common Stock Tokens should not be confused or conflated with the actual shares of Class A common stock."

Exodus acknowledges the Staff’s comment. Exodus has removed the language in the Amended Offering Circular that compares the Common Stock Tokens to a common stock certificate, and has revised that language on pages 1, 5, 34, 40, 74 and 111.

In regard to the other questions raised in the comment above, Exodus respectfully submits the following response.

Exodus has filed its Amended Offering Circular in order to sell, under Regulation A, a single security, namely, shares of its Class A common stock. Within nine months of the qualification of this offering, Exodus intends to make available to purchasers of its Class A common stock a digital representation of purchasers’ Class A common stock, which Exodus calls the Common Stock Tokens. Such issuance of Common Stock Tokens, whether it occurs in nine months or at any other time, is irrelevant to the Company’s offering of Class A common stock, because the Common Stock Tokens are not a security.

Before turning to a detailed analysis of why the Common Stock Tokens are not securities, it may be helpful to again consider as a factual matter what those tokens are and are not.  Those Common Stock Tokens are a digital representation of the Class A common stock.  That is all they are.  What this means, in practical terms, is that an owner of Class A common stock can see a representation of the Class A common stock she owns, and she can see this representation in her digital wallet, in the form of the Common Stock Tokens.

U.S. Securities and Exchange Commission
March 16, 2021

The Common Stock Tokens, however, are not the Class A common stock.  The Class A common stock is a security whose ownership is recorded solely on the books of the Transfer Agent.  The Common Stock Tokens give no ownership interest in the Class A common stock.  In addition, the Common Stock Tokens themselves carry no economic, governance, or other rights.  The Common Stock Tokens cannot be traded independently of the Class A common stock.  The Common Stock Tokens are digital markers; they are devoid of any legal rights or economic value.

As a result, contrary to the assertion in your comment, the Common Stock Tokens do not create “a single class of securities [that] may be held in different forms with different rights and privileges under applicable state law.”   There is a single class of securities – the Class A common stock – which may be held in only a single form – on the books of the Transfer Agent.  All rights and privileges of the Class A common stock attach solely to the Class A common stock; no rights or privileges attach to the Common Stock Tokens.

Similarly, you have noted our “response to comment 6, in which [we] state "[t]he Common Stock Tokens should not be confused or conflated with the actual shares of Class A common stock."  This is a critical point, and it is absolutely true.  We reiterate:  the Common Stock Tokens -- which have no legal, economic or other rights associated with them – should not be confused or conflated with the actual shares of Class A common stock – which have all relevant legal and economic rights, the ownership of which is determined solely by the books and records of the Transfer Agent, and the ownership of which is not affected one iota by the “ownership” of the Common Stock Tokens.

U.S. Securities and Exchange Commission
March 16, 2021

Legal and analytical framework for determining whether the Common Stock Tokens are a security

I.          Analysis under the federal securities laws and the Howey test

The Common Stock Tokens are not a security under the definition of “security” set out in the Securities Act of 1933 (the “Securities Act”) or the Exchange Act of 1934 (the “Exchange Act”), because they are not any of the instruments listed in those definitions, including definitions like “stock,” “bonds,” “notes,” or any instrument.  In addition, the Common Stock Assets do not meet the four-part test assessing whether they are a form of “investment contract” as set out in SEC v. Howey.1

A.  The Common Stock Tokens Are Not Any Type of Instrument Listed in the Definition of a Security

The Securities Act and Exchange Act contain almost identical definitions of the term security; for example, they both list a number of familiar financial instruments as securities, including stock, notes and bonds. 2 The Advisers Act of 1940 (the “Advisers Act”) and the Investment Companies Act of 1940 (the “Investment Company Act”) also contain definitions of the term “security” that are arguable broader than the definitions provided in the Securities Act and the Exchange Act, but we do not believe those definitions are relevant for this discussion.3

1 SEC v. W.J. Howey Co., 328 U.S. 293 (1946).

2 Securities Act of 1933 15 U.S.C. § 77b(a)(1), defining the term “security” to mean “any note, stock, treasury stock, security future, security-based swap, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security, certificate of deposit, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security”, or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.”; Securities Exchange Act §3(a)(10), defining the term “security to mean “any note, stock, treasury stock, security future, security-based swap, bond, debenture, certificate of interest or participation in any profit-sharing agreement or in any oil, gas, or other mineral royalty or lease, any collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, any put, call, straddle, option, or privilege on any security, certificate of deposit, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or in general, any instrument commonly known as a “security”; or any certificate of interest or participation in, temporary or interim certificate for, receipt for, or warrant or right to subscribe to or purchase, any of the foregoing; but shall not include currency or any note, draft, bill of exchange, or banker’s acceptance which has a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof the maturity of which is likewise limited.”

3 The definition of a security under the Advisers Act is the same as under the Investment Company Act, which the SEC and its Staff have said is broader than under the Exchange Act.  In the Supreme Court case Marine Bank v. Weaver, 455 U.S. 551 (1982), the SEC argued that the issue of whether a particular instrument is a “security” depends on the context, including the statute being applied, and that the Investment Company Act “presents a significantly different context” (i.e. the regulation of the operation and management of investment companies) than the context of the Exchange Act (i.e. the issuance or trading of such securities), because the investor protection considerations are difference under these two statutes. SEC Staff Brief for the United States as Amicus Curiae, Marine Bank v. Weaver, at 23-24, 38, 40.   In a subsequent no-action letter, the Staff of the SEC reiterated this position, adding that the definition of a security under the Investment Company Act is necessarily broader, in finding that a certificate of deposit subject to the request for relief would be a security for Investment Company Act purposes, despite the Supreme Court’s finding in Marine Bank that a certificate of deposit would not be a security for Exchange Act purposes. However, we do not believe this analysis is relevant here because Exodus is not acting as an investment adviser and does not fall within the definition of an investment company.

U.S. Securities and Exchange Commission
March 16, 2021

Digital assets, or digital tokens, such as the Common Stock Tokens, are not listed as financial instruments in the definition of “security.” In addition, the characteristics of Common Stock Tokens do not fit within the enumerated lists of financial instruments. For example, the Common Stock Tokens lack any indicia of being a stock, note, bond or similar financial instrument, because the Common Stock Tokens serve only as a digital representation of a person or entity’s ownership of Class A common stock. The Common Stock Tokens have no intrinsic value, and a person who held only Common Stock Tokens would have no economic, governance or other rights, such as the right to receive dividends or vote for directors, in or with respect to Exodus. Only a person who holds Class A common stock receives the economic, governance or other rights associated with the Class A common stock, and it is only the Class A common stock that has any value.

Therefore, the Common Stock Tokens are not securities under the definitions provided in the Securities Act and Exchange Act.

B.   The Common Stock Tokens Are Not Investment Securities

The definition of security in the Securities Act and the Exchange Act also contains the term “investment contract,” which has become a sort of “catchall” for instruments that do not meet the other definitions of a security.  The SEC has taken the position that many crypto assets are securities under the Securities Act and the Exchange Act because they are investment contracts,4 and virtually all of the federal courts that have examined whether a crypto asset is a security under Securities Act and Exchange Act also have focused primarily or exclusively on whether those assets are investment contracts.5

4 See, e.g., Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934: The DAO, Exchange Act Release No. 81207 (July 25, 2017); William Hinman, Former Director, SEC Div. of Corp. Fin., Remarks at the Yahoo Finance All Markets Summit: Crypto, Digital Asset Transactions: When Howey Met Gary (Plastic) (June 14, 2018).

5 E.g., Balestra v. ATBCOIN LLC, 380 F. Supp. 3d 340, 352–53 (S.D.N.Y 2019) (applying the Howey test to determine whether the ATB Coin is an investment contract–and in turn, a security); SEC v. Blockvest, LLC, et al., No. 18CV2287-GPB(BLM), 2019 WL 625163, at *7 (S.D. Cal. Feb. 14, 2019) (finding that the BLV token was a “security” because it met the definition of an “investment contract” under the Howey test); SEC v. Telegram Group Inc. et al., No. 19-cv-9439 (PKC) (S.D.N.Y. March 24, 2020) (applying Howey to the “Gram” cryptocurrency as the mode of analysis for an unconventional scheme or contract alleged to fall within the securities laws).

U.S. Securities and Exchange Commission
March 16, 2021

The term investment contract is not otherwise defined in the Securities Act or Exchange Act. However, beginning with the seminal Supreme Court case SEC v. W.J. Howey Company,6 federal courts and the SEC have defined an investment contract to include a contract, transaction or scheme that meets all four of the following elements: (1) an investment of money, (2) in a common enterprise, (3) with the expectation of profits (4) to be derived solely (or, according to lower federal courts, primarily)7 from the efforts of others.

In Howey, the Supreme Court held that the seller of parcels of a citrus grove, when coupled with a contract for cultivating, marketing, and remitting the net proceeds to investors, had illegally offered and sold to investors investment contracts that were securities. The Court noted that the seller pooled the fruit from the citrus groves, and sold the fruit under the seller’s name and the names of its affiliates. The Court concluded that the seller was “offering something more than fee simple interests in land, something different from a farm or orchard coupled with management services. They are offering an opportunity to contribute money and to share in the profits of a large citrus fruit enterprise managed and partly owned by the [sellers].”8

6 Howey, 328 U.S. at 298-299.

7 SEC v. Glenn Turner, 474 F.2d 476, 482 (9th Cir. 1973); See also US v. Leonard, 529 F.3d 83, 88 (2d Cir. 2008) (“the word ‘solely’ should not be construed as a literal limitation; rather [courts] consider whether under all the circumstances, the scheme was being promoted primarily as an investment”).

8 Howey, 328 U.S. at 299 (emphasis added).

U.S. Securities and Exchange Commission
March 16, 2021

In one of the more widely-quoted provisions of the decision, the Howey court explained that the “investment contract” test it set forth “embodies a flexible rather than a static principle, one that is capable of adaptation to meet the countless and variable schemes devised by those who seek the use of the money of others on the promise of profits.”9

Based on the four elements of Howey, the Common Stock Tokens are not “investment securities.”  In fact, the Common Stock Tokens are not reasonably viewed as any sort of “contract, transaction, or scheme” that would be implicated by the term “contract” in the first place, because they involve no rights, obligations, or commitment on the part of any party to them.  Even if viewed as a form of “contract” – and again, we fail to see how they could be – the Common Stock Tokens fail to meet each of the four prongs of Howey.  We discuss why this is the case below.

1.          The Common Stock Tokens Involve No Contract, Transaction or Scheme

As an initial matter, the Common Stock Tokens are not contracts.  The Howey Court stated that an investment contract is a “contract, transaction or scheme” that meets the four-factor test the Court established.10 Black’s Law defines a contract as “[a]n agreement between two or more parties creating obligations that are enforceable or otherwise recognizable at law.”11  The Common Stock Tokens, however, do not involve or provide for any obligations at all.  If a person or entity were to hold only Common Stock Tokens, and not hold Class A common stock,  Exodus would have no contractual or other obligations or responsibilities to that holder. Thus, they do not bear any of the characteristics of a contract.  Further, the Common Stock Tokens will not be used for any transaction or scheme associated with Exodus’ business.  The Common Stock Tokens are solely a visual, digital representation of how many Class A common stock shares a holder owns. Therefore, the Common Stock Tokens do not satisfy the threshold requirement of the Howey test, and Exodus has determined, at least in part on this basis, that the Common Stock Tokens are not securities.

2.          The Common Stock Tokens Do Not Involve an Investment of Money

The Common Stock Tokens also involve no investment of money as required by the first prong of the Howey test. Investors pay money to purchase Class A common stock. After investors purchase Class A common stock, they will, when and if Exodus develops the Common Stock Tokens, receive the Common Stock Tokens.  However, if Exodus does provide investors with Common Stock Tokens, investors will not pay anything, whether cash or otherwise, for the Common Stock Tokens. The price of the Class A common stock is set based on Exodus’s valuation of its common stock and does not consider in any way whether or not Common Stock Tokens would be made available by Exodus. Similarly, were Exodus not to provide investors with Common Stock Tokens, nothing about the Class A common stock – including its value – will change.  Because the Common Stock Tokens do not involve any “investment” of money or other value, the first prong of the Howey test is not satisfied. As a result, Exodus has determined, at least in part on this basis, that the Common Stock Tokens are not securities.

 9 Id.

10 Id. at 298.

11 Contract Definition, Black’s Law Dictionary (11th ed. 2019).

U.S. Securities and Exchange Commission
March 16, 2021

3.          The Common Stock Tokens Do Not Involve a Common Enterprise

The Common Stock Tokens also do not meet the second prong of the Howey test, which requires people to invest in a “common enterprise.” The Howey Court did not define the term common enterprise, although it did seem to equate the concept with the ability of the investors to “share in the profits” of the citrus fruit enterprise.

Other federal courts have developed at least three different tests for determining whether a contract, transaction or scheme constitutes a common enterprise. Like the Howey Court’s concept, each of these tests require a sharing of profits, or at least economic fortunes. Under the horizontal commonality test, there is a common enterprise if each of the investors shares in profits with each other.12 Under each of the two vertical commonality tests, an investor’s profits must either be correlated with the profits or fortunes of the promoter of the contract, transaction or scheme or at least depend upon the promoter’s efforts.13

The Common Stock Tokens fail to meet the terms of any of the three tests of whether there is a “common enterprise.”  First, each of the common enterprise tests assume that the potential investment contract being examined has some value. The Common Stock Tokens have absolutely no value whatsoever and never will have any value. As a result, it is not possible to analyze any links among the persons to whom Common Stock Tokens are provided with respect to any profits or losses from the Common Stock Tokens. In addition, it is not possible to analyze any link between Exodus’s profits or losses and the Common Stock Tokens.

Again, the Common Stock Token is only a digital representation of a person or entity’s ownership of Class A common stock with no value of its own. As a result, there can be no common enterprise within the meaning of Howey with respect to the value of the Common Stock Tokens or any profits based on them. Therefore, the Common Stock Tokens do not meet the second prong of the Howey test. As a result, again, Exodus has determined, at least in part on this basis, that the Common Stock Tokens are not securities.

12 See, e.g., SEC v. SG Ltd., 265 F.3d 42, 50 (1st Cir. 2001) (Ponzi scheme satisfied the horizontal commonality test because investors’ assets were pooled and investors shared in the profit and risk of the enterprise); SEC v. The Infinity Group Co., 212 F.3d 180 (3d Cir. 2000) (instruments meet the common enterprise prong under horizontal commonality because investors will receive pro-rata returns from investment by a trust); Wals v. Fox Hills Development Corporation, 24 F.3d 1016 (7th Cir. 1994) (no horizontal commonality to a time-share purchase and rental agreement because there was no pooling of profits): Deckebach v. La Vida Charters, 867 F.2d 278 (6th Cir. 1989) (yacht charter agreement fails the common enterprise prong because purchasers have no horizontal commonality with other purchasers); Salcer v. Merrill Lynch, 682 F.2d 459 (3d Cir. 1982) (commodities account not a security because there is no pooled group of funds and therefore no horizontal commonality); Curran v. Merrill Lynch, 622 F.2d 216 (6th Cir. 1980) (same); Milnarik v. M-S Commodities, 457 F.2d 274 (7th Cir. 1972) (same).

13 Broad vertical commonality exists where investors’ financial success is dependent on the promoter’s expertise or other efforts. See, e.g., Continental Commodities, 497 F.2d 526, 522-23 (5th Cir. 1974) (investors in discretionary commodities trading accounts were involved in a “common enterprise” with other investors because “the success of the trading enterprise as a whole and customer investments individually is contingent upon the sagacious investment counseling” of the firm). Narrow Vertical commonality exists where “fortunes of the investors are interwoven with and dependent upon the efforts and success of those seeking the investment or third parties” such that the success of the investor and the success of the promoter are directly correlated. See, e.g., Brodt v. Bache, 595 F.2d 459, 462 (9th Cir. 1978) (discretionary commodities account did not involve a common enterprise because the brokerage house received commissions on trades entered into on the investor’s behalf regardless of whether they resulted in profits to the investor; thus, the success of the brokerage house was irrelevant to individual investor profits).

U.S. Securities and Exchange Commission
March 16, 2021

4.          The Common Stock Tokens Involve No Reasonable Expectation of Profit

The third prong of the Howey test requires that the investor “is led to expect profits,” and no holder of Common Stock Tokens would be led to expect profits from the Common Stock Tokens. Any expectation of profit will be related solely to the shares of Class A common stock. The Common Stock Tokens have no value, there is and will be no independent trading market for them, and the price of the Class A common stock is in no way tied to the Common Stock Tokens – which are valued at $0. Put another way, if a share of Class A common stock increases by $5, the investor makes the same $5 profit regardless of whether the investor holds Common Stock Tokens, could hold Common Stock Tokens, or does not hold Common Stock Tokens. As a result, the Common Stock Tokens fail to meet the third prong of the Howey test, and, again,  Exodus has determined, at least in part on this basis, that the Common Stock Tokens are not securities.

5.          Holders of the Common Stock Tokens Do Not Rely on the Managerial or Entrepreneurial Efforts of Others

Finally, holders of Common Stock Tokens do not meet the fourth prong of the Howey test, which requires that any expectation of profits is “solely [or primarily] from the efforts of a promoter or a third party.”14  Neither Exodus nor anyone else can create any value for the Common Stock Tokens, because they have no value independent of the Class A common stock at all.  Put differently, holders of Class A common stock do not rely on Exodus or anyone else to generate any profit based on the Common Stock Tokens.  Those holders who will, at some point, have Common Stock Tokens will not enjoy any higher value for their Class A common stock because Exodus has created the Common Stock Tokens than those who do not.  . Again, nothing Exodus or anyone else will do will change the value of the Common Stock Tokens, and no investor can reasonably rely on Exodus or anyone else for any profit. Therefore, the Common Stock Tokens do not satisfy the fourth prong of the Howey test , and Exodus has determined, as least in part on this basis, that the Common Stock Tokens are not securities.

II.          The Common Stock Tokens Are Not Investment Contracts under the SEC’s Framework for the Analysis of Digital Assets

On April 3, 2019, the Staff published a “Framework for ‘Investment Contract’ Analysis of Digital Assets” (the “Staff Framework”).15 The Staff Framework lists a number of non-exclusive factors that the Staff believes are useful in analyzing whether a digital asset is a security under the Howey test. The Staff Framework addresses each of the elements of the Howey test and provides guidance on their application to digital assets.

The Staff Framework assumes that the digital assets in question either currently have a value or are going to have a value once released by the entity that created them. Specifically, the Staff notes that “The first prong of the Howey test is typically satisfied in an offer and sale of a digital asset because the digital asset is purchased or otherwise acquired in exchange for value, whether in the form of real (or fiat) currency, another digital asset, or other type of consideration.”

Again, the Common Stock Tokens are neither purchased nor acquired from Exodus in exchange for any form of value, and they generate no value for holders at all. Common Stock Tokens have no value whatsoever. They are merely digital representations made available for holders of Class A common stock to use to represent their ownership if they wish to do so. As a result, the Staff Framework does not provide any additional insight into the analysis of the Common Stock Tokens, and again, Exodus comes to the determination that the Common Stock Tokens are not securities.

14 Howey, 328 U.S. at 299; SEC v. Glenn Turner, 474 F.2d 476, 482 (9th Cir. 1973) (the test is whether the “efforts made by those other than the investor are the undeniably significant ones, those essential managerial efforts which affect the failure or success of the enterprise”); Miller v. Central Chinchilla Group, 494 F.2d 414, (8th Cir. 1974) (“the word “solely” should not be read as a strict or literal limitation on the definition of an investment contract”).

15 Framework for “Investment Contract” Analysis of Digital Assets, SEC Strategic Hub for Innovation and Financial Technology (April 3, 2019), available at https://www.sec.gov/corpfin/framework-investment-contract-analysis-digital-assets.

U.S. Securities and Exchange Commission
March 16, 2021

III.          Conclusion

While Exodus appreciates the Staff’s concern regarding the nature of the Common Stock Token, Exodus believes that it has, over the past four comment response letters and accompanying offering circulars, provided sufficient information, analysis and evidence to show that a digital image that has no value, has no rights associated with it, has no effect on the price of the actual security being offered and is not independently traded cannot, under any of the different federal securities laws frameworks, be construed as a security. Exodus respectfully believes that it has therefore provided a sufficient and fulsome response on this topic.

Cover Page

2.
Refer to your response to comment 2. Please clarify here and in your offering summary section, if true, that if the offering is terminated or if a subscription is rejected for any reason, the company will return the amount and form of payment that was made on the original date of payment.

The Company acknowledges the Staff’s comment and has accordingly updated the disclosure on the cover page, and pages 11 and 113 of the Amended Offering Circular.

Capitalization, page 59

3.
It appears that you reflect the gross proceeds in your pro forma as adjusted additional paid-in capital, total stockholder's equity and total capitalization. Please revise your table to present only the net proceeds of your offering.

The Company acknowledges the Staff’s comment. The Company has revised the capitalization table on page 59 of the Amended Offering Circular.

Plan of Distribution

Common Stock Tokens, page 111

4.
Please disclose the process for exchanging or converting Class A common stock into Common Stock Tokens when the tokens become available. Please also disclose any differences in holding Class A common stock versus Common Stock Tokens, including any differences in the rights of ownership such as voting or dividends.

As previously discussed in our response to comment 1, the Common Stock Tokens are only a digital representation of an investor’s ownership of the Company’s Class A common stock. The Class A common stock is not exchanged or converted into Common Stock Tokens. All record ownership and transfers must be, and will be, tracked and made through the transfer agent’s records independent of the Common Stock Tokens. The Company’s decision to provide Common Stock Tokens to investors will have no legal effect or consequence on the underlying ownership of Class A common stock or the economic, governance or other rights associated with the Class A common stock. Common Stock Tokens contain no voting, governance, economic or other rights, and cannot be traded independently of the Class A common stock.

U.S. Securities and Exchange Commission
March 16, 2021

How to purchase shares of our Class A common stock in this offering, page 112

5.
Refer to your response to comment 31 of our October 16, 2020 letter. Please disclose here and in the Offering Summary: (i) how you will calculate the value of the Bitcoin, Ether or USDC used to purchase Class A common stock in this offering; (ii) how and when you will communicate this valuation and the number of shares of Class A common stock to the investors; and (iii) whether the investor will be able to withdraw the subscription based upon how you value the digital assets used for payment of the Class A common stock.

The Company acknowledges the Staff’s comment and has updated the disclosure in the Amended Offering Circular as follows:

•
On pages 11, 42 and 113, the Company has clarified the method used to calculate the value of Bitcoin, Ether or USDC used to purchase Class A common stock in the offering and the time at which point such calculation is made. The Company has also added a risk factor on page 42 describing the process by which the Company calculates the exchange rate.

•
On pages 11, 42 and 113, the Company has clarified that investors will have an opportunity to review the valuation of Bitcoin, Ether or USDC to be used to purchase shares of Class A common stock prior to tendering their subscription.

•	On page 113, the Company has further provided an example of the confirmation that investors will receive before they tender subscriptions for shares of Class A common stock.

The Company notes that, because each investor will have an opportunity to review and approve the Company’s U.S. dollar valuation of the investor’s crypto assets before the investor tenders a subscription for Class A common stock, investors will not be able to withdraw their subscriptions once tendered based upon how the Company has valued the crypto assets used for payment.

6.
Please disclose the arbitration and waiver of jury trial provisions in section 14 of the subscription agreement, revise the subscription agreement to specify whether or not these provisions apply to actions arising under the Securities Act or Exchange Act, and add a risk factor describing the attendant risks.

The Company respectfully notes that Section 14.11 of the form subscription agreement, filed with the Offering Circular as Exhibit 4.1 thereto, specifies that the arbitration provisions of the subscription agreement shall not apply to actions or claims arising under the U.S. federal securities laws. The Company is filing an amended Exhibit 4.1 with the Amended Offering Circular to clarify, for the avoidance of doubt, that actions or claims arising under the Securities Act or the Exchange Act shall not be subject to arbitration.

The Company has further revised the disclosure on page 41 of the Amended Offering Circular to disclose the arbitration and waiver of jury trial provisions in the subscription agreement and has provided a risk factor on page 45 describing the risks associated with such provisions.

Peer to peer transactions, page 114

7.
We note your response to comment 8. Please describe what actions the Transfer Agent takes if it discovers an inconsistency in its daily reconciliation process between its book entry records and the blockchain, and describe the process by which a holder of Class A common stock can request that the Transfer Agent review the holder's transactions as well as the Transfer Agent's ability to correct discrepancies between its records and the blockchain.

The Company acknowledges the Staff’s comment and has updated the disclosure on page 114 of the Amended Offering Circular.

U.S. Securities and Exchange Commission
March 16, 2021

Trading shares of Exodus Class A common stock following the closing of this offering, page 114

8.
Please provide your analysis regarding whether having an ancillary recordkeeping mechanism on a blockchain for security tokens that is independent from the records maintained by the transfer agent presents any legal or other risks to investors, market participants or the national clearance and settlement system and whether it is inconsistent with the Exchange Act, including Exchange Act Section 17A(a)(2)(A)(ii), which directs the Commission to facilitate the establishment of linked or coordinated facilities for clearance and settlement of securities transactions.

The Company acknowledges the Staff’s comment. The Company respectfully provides the following response:

As previously discussed in our response to Comment 1, the Common Stock Tokens are not securities of any kind; they are digital representations of the Class A common stock, but the ownership of the Class A common stock is exclusively governed by the records of the Transfer Agent.  The Common Stock Tokens have no bearing on the legal ownership of the Class A common stock, and are irrelevant to the clearance and settlement of sales of the Class A common stock. Instead, the Class A common stock is cleared and settled in precisely the same manner as other securities that are not traded on a securities exchange and are not DTC-eligible.

Contrary to the suggestion in comment 8, the Common Stock Tokens are not an “ancillary recordkeeping mechanism.” They are a visual representation of Class A common stock ownership; they have no legal, recordkeeping or similar functions.

Nor are the Common Stock Tokens “independent from the records maintained by the Transfer Agent.”  The Common Stock Tokens are maintained by the Transfer Agent, and the Transfer Agent allocates those tokens to the wallets of holders of Class A common stock precisely and solely based on the records maintained by the Transfer Agent.  The “ownership” of the Common Stock Tokens is entirely dependent upon, and in no way independent of, the records maintained by the Transfer Agent.

As a result, we are not aware of any “legal or other risks to investors, market participants or the national clearance and settlement system” resulting from the use of the Common Stock Tokens as digital representations of the ownership of the Class A common stock.   As previously discussed, the Common Stock Tokens are irrelevant to the clearance and settlement process for sales of the Class A common stock.

Similarly, we are not aware of any reason why the use of the Common Stock Tokens is or should be “inconsistent with the Exchange Act, including Exchange Act Section 17A(a)(2)(A)(ii), which directs the Commission to facilitate the establishment of linked or coordinated facilities for clearance and settlement of securities transactions.”  Again, the Common Stock Tokens are not relevant to the clearance and settlement process for the purchase and sale of the Class A common stock. As previously discussed, the Common Stock Tokens are irrelevant to the clearance and settlement process for sales of the Class A common stock.

As an example of the foregoing, if the Transfer Agent’s records show that Mary has sold 100 shares of Class A common stock and Sarah has purchased those shares, the transfer agent will mark in its books and records that Mary has 100 fewer shares and that Sarah has 100 more shares. The sale of the Class A common stock will be cleared and settled in the same manner as the sale of any other shares that are maintained by a transfer agent and that are not sold on an exchange or DTC-eligible.  The existence (or non-existence) of the Common Stock Tokens are irrelevant to this process.

If, at the time of Mary’s sale of the Class A common stock to Sarah, the Common Stock Tokens are in existence, and if both Mary and Sarah have chosen to use the Common Stock Tokens and have digital wallets, then the Transfer Agent will move 100 Common Stock Tokens out of Mary’s digital wallet, and into Sarah’s digital wallet.  Significantly, if the transfer agent were to not move the Common Stock Tokens out of Mary’s digital wallet and into Sarah’s, or if the transfer agent were to move the Common Stock Tokens incorrectly, or if Mary and/or Sarah never opted to possess Common Stock Tokens and a digital wallet, or if the Common Stock Tokens are never created and utilized, it would make absolutely no difference to the clearance and settlement process, and it would make no difference to the legal ownership of the Class A common stock (which is governed solely by the books of the transfer agent).

U.S. Securities and Exchange Commission
March 16, 2021

Transfers of Class A common stock without Common Stock Tokens, page 116

9.
Please describe what happens to the Common Stock Tokens in a situation where the Token holder sells Class A common stock without transferring the Token. For example, clarify whether the seller retains the Token or the buyer is issued a new Token. Please also discuss the role of the transfer agent, if any, in this situation.

The Company acknowledges the Staff’s comment and has updated the disclosure on page 116 of the Amended Offering Circular.

Please direct any questions regarding the Company’s responses or the Amended Offering Circular to me at (202) 973-8887 and acaiazza@wsgr.com or to Rob Rosenblum at (202) 973-8808 and rrosenblum@wsgr.com.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Amy B. Caiazza
Amy B. Caiazza

cc:	Jon Paul Richardson, Exodus Movement, Inc.
Robert H. Rosenblum, Wilson Sonsini Goodrich & Rosati, P.C.
Chris F. Fennell, Wilson Sonsini Goodrich & Rosati, P.C.